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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 _______________

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                              COASTCAST CORPORATION
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               (Exact Name of Registrant as Specified in Charter)


             CALIFORNIA                                    95-3454926
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(State of Incorporation or Organization)       (IRS Employer Identification no.)


3025 East Victoria Street, Rancho Dominguez, California              90221
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      (Address of Principal Executive Offices)                    (Zip Code)


If this form relates to the registration of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. /X/

If this form relates to the registration of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. /_/

Securities Act registration statement file number to which this form relates:
  N/A    (if applicable)
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Securities to be registered pursuant to Section 12(b) of the Act:


TITLE OF EACH CLASS                            NAME OF EACH EXCHANGE ON WHICH
TO BE SO REGISTERED                            EACH CLASS IS TO BE REGISTERED
-------------------                            ------------------------------
Rights to Purchase Series A                    The New York Stock Exchange
Preferred Stock, no par value
per share


Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
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                                (Title of Class)

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                              COASTCAST CORPORATION
                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.    DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

                          SUMMARY OF RIGHTS TO PURCHASE
                                PREFERRED SHARES

     On October 27, 2000 the Board of Directors of Coastcast Corporation (the "COMPANY") authorized and declared a dividend of one preferred share purchase right (a "RIGHT") for each share of common stock, no par value per share (the "COMMON SHARES"), of the Company. The dividend is payable on November 6, 2000 (the "RECORD DATE") to the holders of record of Common Shares as of the close of business on such date. As long as the Rights are attached to the Common Shares, the Company will issue one Right (subject to adjustment) with each new Common Share so that all such shares will have attached Rights.

     The following is a brief description of the Rights. It is intended to provide a general description only and is subject to the detailed terms and conditions of the Rights Agreement (the "RIGHTS AGREEMENT") dated as of October 27, 2000 by and between the Company and ChaseMellon Shareholder Services, LLC as Rights Agent (the "RIGHTS AGENT").

     1.   COMMON SHARE CERTIFICATES REPRESENTING RIGHTS

     Until the Distribution Date (as defined in SECTION 2 below), (a) the Rights shall not be exercisable, (b) the Rights shall be attached to and trade only together with the Common Shares and (c) the stock certificates representing Common Shares also shall represent the Rights attached to such Common Shares. Common Share certificates issued after the Record Date and prior to the Distribution Date shall contain a notation incorporating the Rights Agreement by reference.

     2.   DISTRIBUTION DATE

     The "DISTRIBUTION DATE" is the earliest of (a) the tenth business day following the date of the first public announcement that any person, group (as such term is used in Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended) or entity (other than the Company or certain related entities, and with certain additional exceptions) has become the beneficial owner of 15% or more of the then outstanding shares of capital stock entitled to vote in the election of Directors of the Company (the "VOTING SHARES") (such person, group or entity is an "ACQUIRING PERSON" and the date of such public announcement is the "ACQUISITION DATE"), (b) the tenth business day (or such later day as shall be designated by the Board of Directors) following the date of the commencement of, or the announcement of an intention to make, a tender offer or exchange offer, the consummation of which would cause any person to become an Acquiring Person or (c) the first date, on or after the Acquisition Date, upon which (i) the Company is acquired in a merger or other business combination in which the Company is not the surviving corporation or in which the outstanding Common Shares are changed into or exchanged for stock or assets of another person, or upon which (ii) 50% or more of the Company's consolidated assets or earning power are sold (other than in transactions in the ordinary course of business). In calculating the percentage of outstanding Voting Shares that are beneficially owned by any person, such person shall be deemed to beneficially own any Voting Shares issuable upon the exercise, exchange or

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conversion of any options, warrants or other securities beneficially owned by such person; PROVIDED, HOWEVER, that such Voting Shares issuable upon such exercise shall not be deemed outstanding for the purpose of calculating the percentage of Voting Shares that are beneficially owned by any other person.

     Upon the close of business on the Distribution Date, the Rights shall separate from the Common Shares, Right certificates representing only Rights shall be issued and the Rights shall become exercisable to purchase Preferred Shares as described in SECTION 5 below.

     No Person who is the Beneficial Owner of 15% or more of the outstanding Voting Shares as of October 27, 2000 shall be deemed an Acquiring Person for as long as such Person continues to be the Beneficial Owner of 15% or more of the outstanding Voting Shares unless or until such Person shall acquire, without the prior approval of the Board of Directors, Beneficial Ownership of an amount of additional Voting Shares equal to 1% of the Voting Shares then outstanding.

     3.   ISSUANCE OF RIGHT CERTIFICATES

     As soon as practicable following the Distribution Date, separate certificates representing only Rights shall be mailed to the holders of record of Common Shares as of the close of business on the Distribution Date, and such separate Right certificates alone shall represent such Rights from and after the Distribution Date.

     4.   EXPIRATION OF RIGHTS

     The Rights shall expire on October 27, 2010 (the "EXPIRATION DATE"), unless earlier redeemed or exchanged, unless the Distribution Date has previously occurred and the Rights have separated from the Common Shares, in which case the Rights will remain outstanding for ten years from the date they separate.

     5.   EXERCISE OF RIGHTS

     Unless the Rights have expired or been redeemed or exchanged, they may be exercised, at the option of the holders, pursuant to PARAGRAPHS (a), (b) or (c) below. No Right may be exercised more than once or pursuant to more than one of such paragraphs. From and after the first event of the type described in PARAGRAPHS (b) or (c) below, each Right that is beneficially owned by an Acquiring Person or that was attached to a Common Share that is subject to an option beneficially owned by an Acquiring Person shall be void.

     (a) RIGHT TO PURCHASE PREFERRED SHARES. From and after the close of business on the Distribution Date, each Right (other than a Right that has become void) shall be exercisable to purchase one one-hundredth of a share of Series A Preferred Stock, no par value per share, of the Company (the "PREFERRED SHARES"), at an exercise price of $75.00 (the "EXERCISE PRICE"). Prior to the Distribution Date, the Company may substitute for all or any portion of the Preferred Shares that would otherwise be issuable upon exercise of the Rights, cash, assets or other securities having the same aggregate value as such Preferred Shares. The Preferred Shares are nonredeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, are subordinate to any other series of the Company's preferred stock whether issued before or after the issuance of the Preferred Shares. The

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Preferred Shares may not be issued except upon exercise of Rights. The holder of a Preferred Share is entitled to receive when, as and if declared, quarterly dividends payable in cash on the first day of March, June, September and December in each year, commencing the first day of the first calendar quarter after the issuance of a Preferred Share or fraction of a Preferred Share in the amount (rounded to the nearest cent) of $0.25 per Preferred Share ($1.00 per annum); PROVIDED, HOWEVER, that the amount of such quarterly dividend will be reduced by the amount of any dividends paid in the same calendar quarter pursuant to the next sentence. In addition, the holders of Preferred Shares will receive dividends or distributions for each Preferred Share, subject to certain adjustments, equal to 100 times the cash dividends paid with respect to, and 100 times the aggregate per share amount of any non-cash dividends or distributions paid or made on, the Common
Shares. In the event of liquidation, the holders of Preferred Shares shall be entitled to receive a liquidation payment in an amount equal to the greater of (i) $100.00 per Preferred Share ($1.00 per one one-hundredth of a Preferred Share), PLUS all accrued and unpaid dividends and distributions on the Preferred Shares, or (ii) an amount equal to 100 times the aggregate amount to be distributed per Common Share. Each Preferred Share has 100 votes per share (one vote per one one-hundredth of a Preferred Share), voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, the holder of a Preferred Share shall be entitled to receive 100 times the amount of stock, securities, cash and/or any other property received per Common Share. The rights of the Preferred Shares as to dividends, voting and liquidation preferences are protected by antidilution provisions. It is anticipated that the value of one one-hundredth of a Preferred Share should approximate the value of one Common Share.

     (b) RIGHT TO PURCHASE COMMON SHARES OF THE COMPANY. From and after the close of business on the tenth business day following the Acquisition Date, each Right (other than a Right that has become void) shall be exercisable to purchase, at the Exercise Price (initially $75.00), Common Shares with a market value equal to two times the Exercise Price. If the Company does not have sufficient Common Shares available for all Rights to be exercised, the Company shall substitute for all or any portion of the Common Shares that would otherwise be issuable upon the exercise of the Rights, cash, assets or other securities having the same aggregate value as such Common Shares.

     (c) RIGHT TO PURCHASE COMMON STOCK OF A SUCCESSOR CORPORATION. If, on or after the Acquisition Date, (i) the Company is acquired in a merger or other business combination in which the Company is not the surviving corporation,
(ii) the Company is the surviving corporation in a merger or other business combination in which all or part of the outstanding Common Shares are changed into or exchanged for stock or assets of another person or (iii) 50% or more of the Company's consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), then each Right (other than a Right that has become void) shall thereafter be exercisable to purchase, at the Exercise Price (initially $75.00), shares of common stock of the surviving corporation or purchaser, respectively (the "SURVIVING PERSON"), with an aggregate market value equal to two times the Exercise Price.

     6.   ADJUSTMENTS TO PREVENT DILUTION

     The Exercise Price, the number of outstanding Rights and the number of Preferred Shares or Common Shares issuable upon exercise of the Rights are subject to adjustment from time to time as set forth in the Rights Agreement in order to prevent dilution. With certain

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exceptions, no adjustment in the Exercise Price shall be required until cumulative adjustments require an adjustment of at least 1%.

     7.   CASH PAID INSTEAD OF ISSUING FRACTIONAL SECURITIES

     No fractional securities shall be issued upon exercise of a Right (other than fractions of Preferred Shares that are integral multiples of one one-hundredth of a Preferred Share and that may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash shall be made based on the market price of such securities on the last trading date prior to the date of exercise.

     8.   REDEMPTION

     At any time prior to the earlier of (a) the tenth business day following the Acquisition Date or (b) the first event of the type giving rise to exercise rights under SECTION 5(c) above, the Board of Directors may, at its option, direct the Company to redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "REDEMPTION PRICE"), and the Company shall so redeem the Rights. Immediately upon such action by the Board of Directors (the date of such action being the "REDEMPTION DATE"), the only right of the holders of Rights thereafter shall be to receive the Redemption Price.

     9.   EXCHANGE

     At any time during the period of 180 days after the Acquisition Date, the Board of Directors of the Company may, at its option, authorize and direct the exchange of all, but not less than all, of the then outstanding Rights for Common Shares, one one-hundredths of Preferred Shares, debt securities of the Company, other property or any combination of the foregoing, which, as of the date of the Board of Directors' action, has a current market price equal to the difference between the Exercise Price and the current market price of the shares that would otherwise be issuable upon exercise of a Right on such date (the "EXCHANGE RATIO"), and the Company shall so exchange the Rights. Immediately upon such action by the Board of Directors, the right to exercise Rights shall terminate and the only right of the holders of Rights thereafter shall be to receive the securities so designated by the Board of Directors in accordance with the Exchange Ratio.

     10.  NO STOCKHOLDER RIGHTS PRIOR TO EXERCISE

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company (other than rights resulting from such holder's ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

     11.  AMENDMENT OF RIGHTS AGREEMENT

     The Board of Directors may, from time to time, without the approval of any holder of Rights, direct the Company and the Rights Agent to supplement or amend any provision of the Rights Agreement in any manner, whether or not such supplement or amendment is adverse to any holder of Rights, and the Company and the Rights Agent shall so supplement or amend such provision; PROVIDED, HOWEVER, that from and after the earliest of (a) the tenth business day following the Acquisition Date, (b) the first event of the type giving

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rise to exercise rights under SECTION 5(c) above or (c) the Redemption Date, the
Rights Agreement cannot be supplemented or amended in any manner that would materially and adversely affect any holder of outstanding Rights other than an Acquiring Person or a Surviving Person.

     A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to a Current Report on Form 8-K. The foregoing summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

ITEM 2.  EXHIBITS.

     1. Rights Agreement dated as of October 27, 2000, by and between Coastcast Corporation and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (incorporated by reference to Coastcast Corporation's Current Report on Form 8-K (commission file no. 1-12676) filed November 1, 2000.

     2. Certificate of Determination of Series A Preferred Stock of Coastcast Corporation adopted October 27, 2000.


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                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.

     dated: November 1, 2000

                                       COASTCAST CORPORATION

                                       By:  /s/ HANS H. BUEHLER
                                          ----------------------------
                                                Hans H. Buehler
                                            Chief Executive Officer




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